

Mail Stop 4720

November 29, 2016

Via E-mail
Robert E. Balletto
President and Chief Executive Officer
Georgetown Bancorp, Inc.
2 East Main Street
Georgetown, MA 01833

> **Re:** **Georgetown Bancorp, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed November 17, 2016**
> **File No. 001-35595**

Dear Mr. Balletto:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Summary Term Sheet

Georgetown Bancorp's Financial Advisor Has Provided an Opinion…, page 1

1.  We note the limitation on reliance that KBW's "opinion was for the information of, and was directed to, the Georgetown Bancorp Board of Directors."  Please delete this limitation and make corresponding deletions on pages 22 and B-4, as this statement is inconsistent with the disclosures relating to the opinion.  Alternatively, disclose the basis for KBW's belief that shareholders cannot rely upon the opinion to support any claims against KBW arising under applicable state law (e.g., the inclusion of an express disclaimer in KBW's engagement letter with the Company).  Describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and

responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state-law defense to KBW would have no effect on the rights and responsibilities of either KBW or the board of directors under the federal securities laws.

2.      Furthermore, please disclose that KBW has consented to the use of its opinion in your proxy statement.

PROPOSAL I — APPROVAL OF THE MERGER AGREEMENT

Certain Prospective Financial Information Provided by Georgetown Bancorp, page 30

3.      Please delete the disclosure on page 33 that the financial projections in your proxy statement do not "constitute material information of Georgetown Bancorp."  While you may caution investors about the uncertainties of these projections it is inappropriate to imply that this does not constitute public disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3419 with any other questions.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel
                                        Office of Financial Services

cc:     Ned Quint, Esq.